PUNCH TV STUDIOS, INC.
(A DEVELOPMENT STAGE ENTERPRISE)
BALANCE SHEET
August 31, 2015

FINANCIAL STATEMENTS

PUNCH TV STUDIOS, INC.
(A DEVELOPMENT STAGE ENTERPRISE)
BALANCE SHEET
August 31, 2015

ASSETS

Cash	$24
Advances	6,925
Total Current Assets	6,649

Equipment, net	645,098

Other assets –
Film library	650,000
Total Other Assets	650,000

TOTAL ASSETS	$1,302,047

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable	$21,500

Total Current Liabilities	21,500

SHAREHOLDERS' EQUITY
Common stock – 1,000,000,000,000 shares authorized; $.00001 par value, 74,550,000 shares issued and outstanding	7,455
Additional paid-in capital	1,544,926
Accumulated deficit	(271,834)

Total Shareholders' Equity	1,280,547

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,302,047

The accompanying notes are an integral part of these financial statements.

PUNCH TV STUDIOS, INC.
(A DEVELOPMENT STAGE ENTERPRISE)
STATEMENT OF OPERATIONS
For the period from inception May 20, 2014 through August 31, 2015

Advertising revenues	$34,490

Expenses
General and administrative expenses	$137,641
Depreciation	168,683
Total Expenses	306,324

Net Income	$271,834

The accompanying notes are an integral part of these financial statements.

PUNCH TV STUDIOS, INC.
(A DEVELOPMENT STAGE ENTERPRISE)
STATEMENT OF SHAREHOLDERS’ EQUITY
For the period from inception May 20, 2014 through August 31, 2015

	No. of Shares	Common Stock	Paid-in Capital and Par Value	Accumulated Deficit	Total

Balance, 09/01/15	0	$0	$0	$0	$0

Shares issued for equipment	70,450,000	7,045	1,456,736	1,463,781

Shares issued for cash	4,100,000	410	88,190	88,600
Net loss	(271,834)	(271,834)

Balance, 08/31/15	74,550,000	$7,455	$1,544,926	$(271,834)	$1,280,547

The accompanying notes are an integral part of these financial statements.

PUNCH TV STUDIOS, INC.
(A DEVELOPMENT STAGE ENTERPRISE)
STATEMENTS OF CASH FLOWS
For the period from inception May 20, 2014 through August 31, 2015

Net loss	$(271,834)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation and amortization	168,683
Change in operating assets and liabilities:
Advances	(6,925)
Accounts payable	21,500
Net cash used in operating activities	(88,576)

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in Hydrogen Futures Corporation preferred stock	0
Sale of Hydra Fuel Cell Corporation	0
Net cash provided from (used in) investing activities	0

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the sale of common stock	88,600
Net cash provided from financing activities	88,600

Net change in cash and cash equivalents	24
Cash and cash equivalents, beginning of period	0
Cash and cash equivalents, end of period	$24

Supplemental disclosure of non-cash financing activities:
Stock issued for equipment and film library	$0

The accompanying notes are an integral part of these financial statements.

PUNCH TV STUDIOS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2015

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Punch TV Studios, Inc. (“PUNCH” or the “Company”) was organized on May 20, 2014 under the laws of the State of Delaware.

PUNCH was formed to provide production, broadcasting, advertising and distribution services to independent television networks and providers of content.  The Company’s year-end is August 31.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting policies applied in the presentation of the condensed consolidated financial statements are as follows:

Equipment

Equipment is recorded at cost or contributed value. Major additions and improvements are capitalized. The cost and related accumulated depreciation of equipment retired or sold are removed from the accounts and any differences between the undepreciated amount and the proceeds from the sale are recorded as a gain or loss on sale of equipment. Depreciation for equipment is computed using the straight-line method over the estimated useful life of the assets as follows.

Equipment	5 to 7 years

Impairment of Long-Lived Assets

The Company assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, in accordance with ASC Topic 360, “Property, Plant and Equipment.”  An asset or asset group is considered impaired if its carrying amount exceeds the undiscounted future net cash flow the asset or asset group is expected to generate.  If an asset or asset group is considered impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds its fair value.  If estimated fair value is less than the book value, the asset is written down to the estimated fair value and an impairment loss is recognized.

Revenue Recognition

The Company has not, to date, generated significant revenues.  The Company plans to recognize revenue in accordance with Accounting Standards Codification subtopic 605-10, Revenue Recognition (“ASC 605-10”) which requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price is fixed and determinable; and (4) collectability is reasonably assured. Determination of criteria (3) and (4) are based on management's judgments regarding the fixed nature of the selling prices of the products delivered and the collectability of those amounts. Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related sales are recorded.

ASC 605-10 incorporates Accounting Standards Codification subtopic 605-25, Multiple-Element Arraignments (“ASC 605-25”). ASC 605-25 addresses accounting for arrangements that may involve the delivery or performance of multiple products, services and/or rights to use assets. The effect of implementing 605-25 on the Company's financial position and results of operations was not significant.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reported period.  Actual results could differ materially from the estimates.

Cash and Cash Equivalent

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.  There were no cash equivalents at August 31, 2015.

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC 740, "Income Taxes," which requires that the Company recognize deferred tax liabilities and assets based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities, using enacted tax rates in effect in the years the differences are expected to reverse. Deferred income tax benefit (expense) results from the change in net deferred tax assets or deferred tax liabilities. A valuation allowance is recorded when it is more likely than not that some or all deferred tax assets will not be realized.

The Company has adopted the provisions of FASB ASC 740-10-05 Accounting for Uncertainty in Income Taxes. The ASC clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements.  The ASC prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  The ASC provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Net Loss Per Share, basic and diluted

Basic loss per share has been computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding for the period. Shares issuable upon the exercise of warrants (376,100) have been excluded as a common stock equivalent in the diluted loss per share because their effect is anti-dilutive.

Fair Value of Financial Instruments

The Company's financial instruments, as defined by Accounting Standard Codification subtopic 825-10, Financial Instrument (“ASC 825-10), include cash, accounts payable and convertible note payable.  All instruments are accounted for on a historical cost basis, which, due to the short maturity of these financial instruments, approximates fair value at August 31, 2015.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. ASC 820 establishes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

Level 1: Observable inputs such as quoted prices in active markets;
Level 2: Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
Level 3: Unobservable inputs in which there is little or no market data, which requires the reporting entity to develop its own assumptions

The Company’s derivative is valued at level 3.

Stock Based Compensation

The Company follows Accounting Standards Codification subtopic 718-10, Compensation (“ASC 718-10”) which requires that all share-based payments to both employees and non-employees be recognized in the income statement based on their fair values.

At August 31, 2015, the Company did not have any issued or outstanding stock options.

Concentration and Credit Risk

Financial instruments and related items, which potentially subject the Company to concentrations of credit risk, consist primarily of cash, cash equivalents and trade receivables. The Company places its cash and temporary cash investments with high credit quality institutions.  At times, such investments may be in excess of the FDIC insurance limit.

Issuance of Common Stock

The issuance of common stock for other than cash is recorded by the Company at market values.

Impact of New Accounting Standards

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying consolidated financial statements.

NOTE 3 – PROPERTY, PLANT AND EQUIPMENT

Equipment, their estimated useful lives, and related accumulated depreciation at August 31, 2015 are summarized as follows:

	Range of
	Lives in	August 31
	Years	2015

Audio equipment	5	$43,388
Autos and trucks	5	32,000
Broadcasting equipment	5	400,000
Cameras	5	175,873
Computers	5	60,950
Production equipment	5	63,070
Furniture and fixtures	5	38,500
*		813,781
Less accumulate depreciation		(168,683
		$645,098

Depreciation expense		$168,683

NOTE 4 – FILM LIBRARY

The Film Library includes 126 hours of raw footage from the show Martial Arts TV, which will be repurposed in a new martial news program to be called Black Belt Blvd.  This film library has been valued at $650,000 based on potential weekly revenues expected from the show through licensing in all of the television demographic market areas (DMA’s).

NOTE 5– CAPITAL STRUCTURE

The Company is authorized to issue 1,000,000,000 shares of common stock with a par value of $.00001 per share.  Each common stock share has one voting right and the right to dividends, if and when declared by the Board of Directors.

Common Stock

At August 31, 2015, there were 74,500,000 shares of common stock issued and outstanding.

During the period from May 20, 2014 through August 31, 2015, the Company issued 70,450,000 shares of restricted common stock to its CEO for contribution of equipment valued at $1,463,781 and film library valued at $650,000 and agreed to pay a ten (10) percent licensing fee for the library up to a total of five million four thousand dollars of the company’s revenue over sixty months..

During the period from May 20, 2014 through August 31, 2015, the Company issued 4,100,000 shares of restricted common stock to individuals through private placements for cash of $88,600.

Stock options, warrants and other rights

At August 31, 2015, the Company has not adopted any employee stock option plans.

NOTE 6 - RELATED PARTY TRANSACTIONS

During the period from May 20, 2014 through August 31, 2015, the Company issued 70,450,000 shares of restricted common stock to its CEO for contribution of equipment valued at $1,463,781 and film library valued at $650,000 and agreed to pay a ten (10) percent licensing fee for the library up to a total of five million four thousand dollars of the company’s revenue over sixty months..
.
Shareholders have made advances to the Company in the amounts of $6,925 during the period ended August 31, 2015.

The office space used by the Company was arranged by the founder of the Company at no charge to the Company.

NOTE 7 – INCOME TAXES

At August 31, 2015, the Company had approximately $271,000, of net operating losses (“NOL”) carry forwards for federal and state income tax purposes.  These losses are available for future years and expire through 2033.  Utilization of these losses may be severely or completely limited if the Company undergoes an ownership change pursuant to Internal Revenue Code Section 382.

The provision for income taxes for continuing operations consists of the following components for the period ended August 31, 2015:

2015

Current	$-
Deferred	-
Total tax provision for (benefit from) income taxes	$-

A comparison of the provision for income tax expense at the federal statutory rate of 34% for the period ended August 31, 2015, the Company’s effective rate is as follows:

	2015

Federal statutory rate	(34.0	) %
State tax, net of federal benefit	(0.0)
Permanent differences and other including surtax exemption	0.0
Valuation allowance	34.0
Effective tax rate	0.0%

There were no deferred tax assets and liabilities included in the financial statements at August 31, 2015.

NOTE 8 – COMMITMENTS

Legal

From time to time, the Company may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. The Company currently is not aware of any such legal proceedings that we believe will have, individually or in the aggregate, a material adverse effect on its business, financial condition or operating results

NOTE 9 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through August 31, 2015, the date of the financial statements were available to be used.  Management is not aware of any significant events that occurred subsequent to the balance sheet date that would have a material effect on the financial statements thereby requiring adjustments or disclosure.